UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 14, 2006

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Press Release of Dialog Semiconductor Plc dated February 14, 2006
“Spin out of Imaging Division”
EUR 22.25m raised for the new business

Kirchheim/Teck, Germany, February 14, 2006 – The Board of Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) is pleased to announce the spin-out of its Imaging Division, Dialog Imaging Systems (“DIS”).

EUR 22.25m will be invested in DIS by a consortium of private equity providers led by 3i, and including Doughty Hanson Technology Ventures, GIMV and L-EA/SEED, plus the management team and Dialog.

Jalal Bagherli, Dialog CEO, commented, “Last summer we pledged to find external investment partners for our Imaging division and I am pleased that we have completed this step. Going forward, we can now focus on leveraging our excellent market position, by providing the industry’s most highly integrated power management and audio solutions to the rapidly growing consumer mobile and automotive markets.”

DIS makes camera modules for mobile phones which will aim to offer the same superior quality as stand-alone digital still cameras. The company’s 41 employees located near Stuttgart, Germany, and at Clinton in the U.S.A. will be led by Roland Pudelko, former CEO of Dialog Semiconductor.

Dialog will retain an economic interest of 13.7 % in DIS. In the nine months to September 2005, the division reported operating losses of EUR 6.4 million on revenues of EUR 1.1 million. In connection with the transaction, Dialog will record a reduction of the carrying value of its assets of EUR 3.9 million. Dialog has a preferential right to receive proceeds following a future sale of DIS, however, such a contingent gain will only be recorded when realized.

Ends

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.

Contact
Birgit Hummel, Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	enquiry@diasemi.com
Internet	www.Dialog-Semiconductor.com

Contact
James Melville-Ross or Cass Helstrip
Financial Dynamics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date February 14, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO